EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Core Operations (“we,” “our,” or "FNF Group"). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2015 included in this Quarterly Report on Form 10-Q.
FNF Core Operations is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title related services including collection and trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty insurance. This segment also includes the transaction services business acquired from LPS, now combined with our ServiceLink business. Transaction services include other title related services used in production and management of mortgage loans, including mortgage loans that go into default.
Black Knight
This segment consists of the operations of Black Knight. This segment provides core technology and data and analytics services through leading software systems and information solutions that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Core Corporate and Other
The FNF Core Corporate and Other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other smaller real estate and insurance related operations.
We have adopted certain expense allocation policies, each of which will be reflected in the attributed financial information of the FNF Core Operations and the FNFV Group (see Exhibit 99.2). In general, corporate overhead will be allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We will allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Balance Sheet Information
(In millions)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at June 30, 2015 and December 31, 2014 includes pledged fixed maturity securities of $349 and $499, respectively, related to secured trust deposits	$2,826	$3,025
Preferred stock available for sale, at fair value	300	223
Equity securities available for sale, at fair value	289	145
Investments in unconsolidated affiliates	89	15
Other long-term investments	83	120
Short-term investments	89	170
Total investments	3,676	3,698
Cash and cash equivalents, at June 30, 2015 and December 31, 2014 includes $406 and $136, respectively, of pledged cash related to secured trust deposits	1,336	661
Trade and notes receivables, net of allowance of $32 at both June 30, 2015 and December 31, 2014	534	464
Due from affiliates	2	—
Income taxes receivable	—	60
Goodwill	4,536	4,515
Prepaid expenses and other assets	497	408
Capitalized software, net	554	557
Other intangible assets, net	881	934
Title plant	393	393
Property and equipment, net	249	254
Total assets	$12,658	$11,944

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$906	$917
Income taxes payable	81	—
Deferred revenue	173	136
Reserve for title claim losses	1,612	1,621
Secured trust deposits	784	622
Notes payable	2,608	2,702
Due to affiliates	—	1
Deferred tax liability	674	673
Total liabilities	6,838	6,672
Commitments and Contingencies:
Redeemable non-controlling interest by 35% minority holder of ServiceLink Holdings, LLC as of June 30, 2015 and 33% minority holder of Black Knight Financial Services, LLC and 35% minority holder of ServiceLink Holdings, LLC as of December 31, 2014	344	715
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of June 30, 2015 and December 31, 2014; outstanding of 279,565,496 and 279,443,239 as of June 30, 2015 and December 31, 2014, respectively, and issued of 281,041,158 and 279,825,796 as of June 30, 2015 and December 31, 2014, respectively	—	—
Additional paid-in capital	3,601	3,514
Retained earnings	1,199	1,060
Accumulated other comprehensive earnings	36	53
Less: treasury stock, 1,475,662 and 375,662 shares as of June 30, 2015 and December 31, 2014, respectively	(52)	(12)
Total Fidelity National Financial shareholders’ equity	4,784	4,615
Noncontrolling interests	692	(58)
Total equity	5,476	4,557
Total liabilities, redeemable noncontrolling interest and equity	$12,658	$11,944

See Notes to Unaudited Attributed Financial Information for FNF Core Operations

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statements of Operations Information
(In millions)

	Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Revenues:
Direct title insurance premiums	$547	$433	$964	$784
Agency title insurance premiums	597	518	1,038	922
Escrow, title related and other fees	827	689	1,522	1,307
Interest and investment income	32	33	62	61
Realized gains and losses	(8)	—	(8)	2
Total revenues	1,995	1,673	3,578	3,076
Expenses:
Personnel costs	652	587	1,237	1,200
Agent commissions	451	395	784	702
Other operating expenses	453	386	825	785
Depreciation and amortization	87	68	170	169
Claim loss expense	69	57	120	110
Interest expense	31	31	60	61
Total expenses	1,743	1,524	3,196	3,027
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	252	149	382	49
Income tax expense	95	55	142	18
Earnings from continuing operations before equity in losses of unconsolidated affiliates	157	94	240	31
Equity in earnings of unconsolidated affiliates	—	2	2	2
Net earnings from continuing operations	157	96	242	33
Earnings (loss) from discontinued operations, net of tax	—	(1)	—	(1)
Net earnings	157	95	242	32
Less: Net loss attributable to non-controlling interests	(3)	(14)	(4)	(71)
Net earnings attributable to FNF Group common shareholders	$160	$109	$246	$103

Earnings Per Share
Basic
Net earnings per share attributable to Old FNF common shareholders	$—	$0.40	$—	$0.37

Net earnings per share attributable to FNF Group common shareholders	$0.57	$—	$0.88	$—
Diluted
Net earnings per share attributable to Old FNF common shareholders	$—	$0.39	$—	$0.37

Net earnings per share attributable to FNF Group common shareholders	$0.56	$—	$0.86	$—

Weighted average shares outstanding Old FNF common stock, basic basis	—	275	—	275

Weighted average shares outstanding Old FNF common stock, diluted basis	—	283	—	282

Weighted average shares outstanding FNF Group common stock, basic basis	279	—	278	—

Weighted average shares outstanding FNF Group common stock, diluted basis	287	—	287	—

See Notes to Unaudited Attributed Financial Information for FNF Core Operations

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statement of Cash Flows Information
(In millions)

	Six months ended June 30,

	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net earnings	$242	$32
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	170	172
Equity in earnings of unconsolidated affiliates	(2)	(2)
Loss on sales of investments and other assets, net	(11)	(2)
Stock-based compensation cost	27	21
Tax benefit associated with the exercise of stock options	(11)	(3)
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in pledged cash, pledged investments, and secured trust deposits	(2)	—
Net increase in trade receivables	(68)	(30)
Net increase in prepaid expenses and other assets	(50)	(23)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(47)	(204)
Net decrease in reserve for title claim losses	(9)	(29)
Net change in amount due to affiliates	(3)	(16)
Net change in income taxes	138	84
Net cash provided by operating activities	374	—
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	405	454
Proceeds from calls and maturities of investment securities available for sale	159	160
Proceeds from sale of other assets	—	2
Additions to property and equipment and capitalized software	(80)	(52)
Purchases of investment securities available for sale	(606)	(607)
Net (purchases) sales of short-term investment securities	(6)	4
Purchases of other long-term investments	(21)	(3)
(Contributions to) distributions from investments in unconsolidated affiliates	(23)	3
Net other investing activities	(1)	(3)
Acquisition of Lender Processing Services, Inc., net of cash acquired	—	(2,248)
Acquisition of BPG Holdings, LLC, net of cash acquired	(43)	—
Other acquisitions/disposals of businesses, net of cash acquired	(12)	2
Net cash used in investing activities	(228)	(2,288)
Cash flows from financing activities:
Borrowings	1,229	1,504
Debt service payments	(1,304)	(578)
Additional investment in non-controlling interest	(6)	—
Proceeds from sale of 35% of Black Knight Financial Services, LLC and ServiceLink, LLC to minority interest holder	—	687
Proceeds from BKFS IPO	475
Dividends paid	(106)	(99)
Subsidiary dividends paid to non-controlling interest shareholders	(2)	(8)
Exercise of stock options	14	16
Tax benefit associated with the exercise of stock options	11	3
Distributions by BKFS to member	(17)
Purchases of treasury stock	(35)	—
Contributions to subsidiaries	—	(172)
Net cash provided by financing activities	259	1,353
Net increase (decrease) in cash and cash equivalents, excluding pledged cash related to secured trust deposits	405	(935)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	525	1,475
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$930	$540
See Notes to Unaudited Attributed Financial Information for FNF Core Operations

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Operations
Period Ended June 30, 2015
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF Group is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York Inc. - that collectively issue more title insurance policies than any other title company in the United States. FNF Group also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, Inc. ("Black Knight") and ServiceLink Holdings, LLC ("ServiceLink").
Recent Developments
On July 20, 2015, we completed the recapitalization of ServiceLink Holdings, LLC through a conversion (the "ServiceLink Conversion") of $505 million of the $566 million aggregate preference amount associated with its Class A1 participating preferred units into slightly more than 67.3 million Class A common units. As a result of the ServiceLink Conversion, our ownership percentage in ServiceLink Holdings, LLC increased from 65% to 79%.
On July 20, 2015, our Board of Directors approved a new FNF Group three-year stock repurchase program, effective August 1, 2015, under which we may repurchase up to 25 million shares of FNF Group common stock. Purchases may be made from time to time by us in the open market at prevailing market prices or in privately negotiated transactions through July 31, 2018.
On May 29, 2015, Black Knight completed a redemption (the "Redemption") of $205 million in aggregate principal of its senior notes ("Black Knight Senior Notes") at a price of 105.750%. Black Knight incurred a charge on the Redemption of $12 million and also reduced the bond premium by $7 million for the portion of the premium that relates to the redeemed Black Knight Senior Notes, resulting in a net charge on the Redemption of $5 million. Following the Redemption, $390 million in aggregate principal of Black Knight Senior Notes remained outstanding.
On May 27, 2015, Black Knight InfoServ, LLC (“BKIS”), a subsidiary of Black Knight, entered into a credit and guaranty agreement (the “BKIS Credit Agreement”) with an aggregate borrowing capacity of $1.6 billion, dated as of May 27, 2015, with JPMorgan Chase Bank, N.A. as administrative agent, the guarantors party thereto, the other agents party thereto and the lenders party thereto. FNF is not a party to and does not provide any guaranty or stock pledge under the BKIS Credit Agreement.
On May 27, 2015, we entered into an amendment to our existing $800 million third amended and restated credit agreement (as previously amended, the “Existing Revolving Credit Agreement”), dated as of June 25, 2013, with Bank of America, N.A., as administrative agent, the other agents party thereto and the financial institutions party thereto as lenders (the “FNF Amended Revolving Credit Agreement”). Among other changes, the FNF Amended Revolving Credit Agreement amends the Existing Revolving Credit Agreement to permit FNF and its subsidiaries to incur the indebtedness and liens in connection with the BKIS Credit Agreement.
On May 26, 2015, Black Knight closed its initial public offering ("IPO") of 20,700,000 shares of Class A common stock at a price to the public of $24.50 per share, which included 2,700,000 shares of Class A common stock issued upon the exercise in full of the underwriters' option to purchase additional shares. Black Knight received net proceeds of $475 million from the offering, after deduction of underwriter discount and expenses. In connection with the IPO, Black Knight amended and restated their certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock, which will generally vote together as a single class on all matters submitted for a vote to stockholders. As a result, Black Knight issued shares of Class B common stock to us, and certain Thomas H. Lee Partners affiliates, as the holders of membership interests in Black Knight Operating, LLC prior to the IPO. Class B common stock is not publicly traded and does not entitle the holders thereof to any of the economic rights, including rights to dividends and distributions upon liquidation that would be provided to holders of Class A common stock. Prior to the IPO, we owned 67% of the membership interests in Black Knight Operating LLC. Following the IPO, we own 55% of the outstanding shares of Black Knight in the form of Class B common stock, with a corresponding ownership interest in Black Knight Operating, LLC.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.